[Allianz Letterhead]

August 29, 2008

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Allianz SE

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2007 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing with respect to comments of the Staff delivered orally during a telephone conversation on August 26, 2008, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2007. We will be unable to respond to your comments within the ten business days requested by phone, as we require additional time to prepare our response to these comments. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments by September 30, 2008.

On behalf of Allianz, I would like to thank you and your colleagues in advance for your understanding, and please do not hesitate to call me at (011) (49) 89-3800-18828 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) (1) 7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ Dr. Helmut Perlet
Dr. Helmut Perlet
Chief Financial Officer

cc:	Mary Mast

Vanessa Robertson

(Securities and Exchange Commission)

Dr. Peter Hemeling

Burkhard Keese

(Allianz SE)

Mr. James B. Rosenberg

Securities and Exchange Commission

Johannes Pastor, Partner

(KPMG Deutsche Treuhand-Gesellschaft AG)

Darryl Briley, U.S. Filing Review Partner

(KPMG LLP)

William D. Torchiana

(Sullivan & Cromwell LLP)